Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the nine months ended
	September 30,		For the year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations	$1,132,230	$1,359,008	$1,735,512	$1,257,495	$757,845	$386,818	$608,701

Add:
Distributions from unconsolidated entities	143,202	114,508	151,398	112,977	109,050	105,318	118,665

Amortization of capitalized interest	3,815	3,436	4,535	3,961	3,085	3,897	4,494

Fixed Charges	875,098	863,357	1,162,628	1,003,093	1,395,163	1,015,437	1,004,100
Less:
Income from unconsolidated entities	(158,663)	(96,613)	(122,662)	(255,058)	(88,057)	(32,617)	(32,246)

Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(811)	(1,271)	(1,286)	(1,249)	(1,066)	3,993	(1,636)

Interest capitalization	(13,905)	(17,633)	(21,145)	(5,815)	(3,715)	(14,502)	(27,847)

Earnings	$1,980,966	$2,224,792	$2,908,980	$2,115,404	$2,172,305	$1,468,344	$1,674,231

Fixed Charges:
Portion of rents representative of the interest factor	11,711	10,192	14,458	13,752	13,669	8,870	8,783

Interest on indebtedness (including amortization of debt expense)	849,482	835,532	1,127,025	983,526	1,027,091	992,065	947,140

Interest capitalized	13,905	17,633	21,145	5,815	3,715	14,502	27,847

Loss on extinguishment of debt	—	—	—	—	350,688	—	20,330

Fixed Charges	$875,098	$863,357	$1,162,628	$1,003,093	$1,395,163	$1,015,437	$1,004,100

Ratio of Earnings to Fixed Charges	2.26x	2.58x	2.50x	2.11x	1.56x	1.45x	1.67x

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratio calculations for years prior to the year ended December 31, 2012 have been revised to conform to the most recent presentation.